Mail Stop 3561

May 27, 2009

Yu Kwai Chong, Chief Executive Officer and President
Fuqi International, Inc.
5/Fl, Block 1, Shi Hua Industrial Zone
Cui Zhu Road North
Shenzhen, 51809
Peoples Republic of China

> **Re:** **Fuqi International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 29, 2008**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-33758**

Dear Mr. Chong:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas J. Poletti, Esq.
        (via Facsimile)